News Release

BROOKFIELD PROPERTY PARTNERS TO HOLD CONFERENCE CALL

& WEBCAST OF 2013 FOURTH QUARTER & FULL-YEAR FINANCIAL RESULTS THURSDAY, FEBRUARY 6, 2014 AT 11:00 AM (ET)

January 8, 2014 – Brookfield Property Partners, L.P. (NYSE: BPY, TSX: BPY.UN) announced today that its 2013 fourth quarter and full-year financial results will be released prior to the market open on Thursday, February 6, 2014. Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing the results on Thursday, February 6, at 11:00 AM (ET). Scheduled speakers are Ric Clark, chief executive officer, John Stinebaugh, chief financial officer and Brian Kingston, president and chief investment officer.

Along with the earnings news release, an updated supplemental information package will be available on the company’s website, www.brookfieldpropertypartners.com, before the market open on February 6, 2014.

To participate in the conference call, please dial toll free 888.334.3034 or toll 719.457.2602, pass code 7707759, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldpropertypartners.com.

A replay of this call can be accessed through March 6, 2014 by dialing toll free 888.203.1112 or toll 719.457.0820, pass code 7707759. A replay of the webcast, as well as a podcast download, will be available at www.brookfieldpropertypartners.com for one year.

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Brookfield Property Partners is a commercial real estate owner, operator and investor operating globally. Our diversified portfolio includes interests in over 300 office and retail properties encompassing approximately 250 million square feet. In addition, we have interests in over 20,000 multi-family units, 64 million square feet of industrial space and an 18 million square foot office development pipeline. Our goal is to be the leading global investor in best in class commercial property assets. For more information, please visit www.brookfieldpropertypartners.com.

Contact:

Melissa Coley, VP, Investor Relations & Communications

(212) 417-7215; melissa.coley@brookfield.com